UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________
FORM 11-K
 __________________________

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____
Commission file number 001-31486
__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
200 Elm Street
Stamford, CT 06902

WEBSTER BANK RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm
To the Retirement Plans Committee of
Webster Bank Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Webster Bank Retirement Savings Plan (the Plan) as of December 31, 2024 and 2023, and the related statements of changes in net assets available for benefits for the years ended December 31, 2024 and 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.
We have served as the Plan’s auditor since 2023.
Bethesda, Maryland
June 26, 2025

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2024	2023
Assets:
Non-interest-bearing cash	$—	$287,954,031
Investments, at fair value:
Registered investment companies	198,055,728	133,355,681
Webster Financial Corporation common stock	85,576,606	88,993,210
Interest-bearing cash	6	1,015
Common collective trusts	831,533,005	495,259,448
Total investments, at fair value	1,115,165,345	717,609,354
Receivables:
Employer contributions	2,625,771	2,081,392
Participant contributions	1,817,110	1,766,801
Notes receivable from participants	10,060,666	9,596,462
Total receivables	14,503,547	13,444,655
Net assets available for benefits	$1,129,668,892	$1,019,008,040
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2024	2023
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$142,663,547	$89,444,664
Interest	1,731,529	1,343,909
Dividends	11,395,357	18,716,598
Total investment income	155,790,433	109,505,171
Interest income on notes receivable from participants	744,807	352,963
Contributions:
Employer	20,931,444	13,193,451
Participant	39,882,771	26,424,168
Rollover	6,014,718	7,293,646
Total contributions	66,828,933	46,911,265
Total additions	223,364,173	156,769,399
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	114,674,121	64,548,140
Administrative expenses	249,785	51,993
Total deductions	114,923,906	64,600,133
Net increase	108,440,267	92,169,266
Transfer in due to plan merger	2,220,585	351,313,341
Net assets available for benefits
Beginning of year	1,019,008,040	575,525,433
End of year	$1,129,668,892	$1,019,008,040
See accompanying Notes to Financial Statements.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
The following description of the Webster Bank Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is sponsored and administered by Webster Bank, National Association (the Bank), a subsidiary of Webster Financial Corporation (the Company), and covers all eligible employees of the Company and the Bank and its subsidiaries who are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Retirement Plans Committee is responsible for the oversight of the Plan.
Plan Mergers
Effective December 29, 2023, the Sterling National Bank 401(k) and Profit Sharing Plan was merged with and into the Plan (the Sterling Plan Merger). The transfer in of net assets associated with the Sterling Plan Merger totaled $351,313,341, and comprised $287,954,031 of non-interest-bearing cash, $59,678,014 of investments in-kind, including $53,493,678 of Webster Financial Corporation Common Stock, $3,255,140 of notes receivable from participants in-kind, $176,321 of employer contributions receivable, and $249,835 of participant contributions receivable. On January 2, 2024, the non-interest-bearing cash was allocated across the Plan’s various investment options as directed by each of the former Sterling National Bank 401(k) and Profit Sharing Plan participants.
Effective January 23, 2024, the Bend Financial Inc., 401(k) Plan was merged with and into the Plan (the Bend Plan Merger). The transfer in of net assets associated with the Bend Plan Merger totaled $2,220,585, and comprised entirely of investments.
Effective February 10, 2025, the Ametros 401(k) Plan was merged with and into the Plan (the Ametros Plan Merger). The transfer in of net assets associated with the Ametros Plan Merger totaled $4,131,766, and comprised $4,074,405 of investments and $57,361 of notes receivable from participants.
Contributions
Each year, participants may make pre-tax and/or post-tax Roth contributions up to 75% of their annual compensation through voluntary payroll deductions, subject to the Internal Revenue Service (IRS) limit of $23,000 and $22,500 for 2024, and 2023, respectively. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions, subject to the IRS limit of $7,500 for both 2024, and 2023. Participants may also contribute amounts representing distributions from other qualified plans (rollover).
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan on a pre-tax basis after 90 days of hire, unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated fund until changed by the participant.
The employer will make a matching contribution equal to 100% of a participant’s deferral contribution to the extent the participant’s deferral contribution does not exceed 2% of their annual compensation, plus 50% of a participant’s deferral contribution to the extent the participant’s deferral contribution exceeds 2% but does not exceed 8% of their annual compensation. In addition, the employer makes transition contributions that range from 1% to 6% of annual compensation to participants who were age 35 or older on January 1, 2008, were employed by the Bank on December 31, 2006, and who were active participants in the Webster Bank Pension Plan on December 31, 2007.
Participant Accounts
Participants direct the investment of their contributions into various investment options offered by the Plan, one of which includes Webster Financial Corporation common stock. Participants may change their investment options at any time. Each participant’s account is credited with the participant’s contributions and the employer’s contributions, as well as allocations of Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on account balances and participant earnings, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their deferral, rollover, and qualified non-elective contributions, plus actual earnings and losses thereon. Vesting in the employer’s contributions is based on years of service. A participant is fully vested after two years of vesting service. If a participant’s employment is terminated prior to attaining two years of vesting service, amounts previously contributed by the employer, plus actual earnings and losses thereon, are forfeited.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the highest outstanding loan balance during the prior 12-month period) or 50% of their vested account balance. No more than one loan can be outstanding at any time. The loan interest rate is equal to the prime rate plus 1%, or such other reasonable rate of interest determined by the plan administrator. Each loan is secured by a pledge of the vested portion of the participant’s account balance and is required to be repaid within 5 years or less, or up to 15 years if the loan is for the purchase of a primary residence. Principal and interest are paid by the participant through payroll deductions. If a participant ceases to make loan repayments in a timely manner, and the plan administrator deems the loan to be in default, the outstanding loan balance is considered a distribution and a benefit payment is recorded. Any required loan application processing fees, as well as an annual loan administrative fee, are deducted from the participant’s account.
Payment of Benefits
On termination of service, retirement, death, or disability, a participant may elect to receive all or a portion of their vested account balance either in a single lump-sum or in installments over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. Terminated vested participants with account balances less than or equal to $5,000 are subject to the Plan’s maximum cash-out provision. In-service withdrawals are permitted at the request of the participant upon having attained age 59-1/2 or in the event of financial hardship, as defined by the Plan, subject to the participant having exhausted all non-taxable loan options and available distributions prior to the request. Distributions from a participant’s rollover contributions are allowed at any time.
Forfeited Accounts
Amounts forfeited during the plan year are first used to reinstate previously forfeited amounts of certain rehired employees, then to pay Plan expenses, and lastly to reduce employer contributions. No forfeitures were used to reinstate rehired employee accounts for the years ended December 31, 2024, and 2023. For the years ended December 31, 2024, and 2023, forfeited amounts of $20,100 and zero, respectively, were used to pay plan expenses, and $684,367 and $80,000, respectively, were used to reduce employer contributions. At December 31, 2024, and 2023, the remaining forfeited non-vested accounts totaled $215,567 and $332,662, respectively.
Plan Amendments
Effective January 1, 2023, the required minimum distribution age increased from 72 to 73 for individuals who attain age 72 on or after such date.
Effective January 11, 2023, individuals who became employees of the Bank in connection with the acquisition of interLINK from StoneCastle Partners LLC on January 11, 2023, are eligible to participate in the Plan.
Effective January 1, 2024, an employee is eligible to receive employer contributions under the Plan as soon as administratively feasible after having attained age 21.
Effective January 1, 2024, individuals who became employees of the Bank or the Company in connection with either the Sterling Bancorp merger on January 31, 2022, or the Bend Financial, Inc. acquisition on February 18, 2022, are eligible to participate in the Plan. In addition, individuals with an account balance under the Sterling National Bank 401(k) and Profit Sharing Plan as of December 28, 2023, or the Bend Financial, Inc. 401(k) Plan as of January 22, 2024, and whose account balance had transferred to the Plan, became fully vested in their transferred account balance as of the respective plan merger effective date. Any of such individuals who had attained age 59-1/2 may also withdraw all or a portion of their transferred account balance.
Effective January 1, 2024, if an employee is either newly hired or rehired on or after January 1, 2024, and is automatically enrolled in the Plan, or if an employee is a former participant of the Sterling National Bank 401(k) and Profit Sharing Plan who was automatically enrolled in that plan prior to the Sterling Plan Merger, their deferral rate shall automatically increase by 1% each January 6 up to a maximum of 15%, unless the participant elects to opt out of this automatic increase feature. However, if a newly hired or rehired employee is hired on or after July 1, their deferral contribution percentage will not be automatically increased during the first plan year in which an automatic increase is scheduled.
Effective January 1, 2024, former participants of the Sterling National Bank 401(k) and Profit Sharing Plan may withdraw any portion of their transferred deferral contributions account balance if such a distribution would meet the requirements to be a Qualified Reservist Distribution, as defined in the plan document.
Effective January 1, 2025, an employee is not required to be a Regular Employee, as defined in the plan document, to be eligible to participate in the Plan.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Effective January 1, 2025, the deferral rate for automatically enrolled participants will automatically increase by 1% on April 1 of each year up to a maximum of 15%, unless the participant elects to opt out of the automatic increase feature. However, if a newly hired or rehired employee is hired on or after July 1, their deferral contribution percentage will not be automatically increased during the first plan year in which an automatic increase is scheduled.
Effective January 1, 2025, for participants aged 60, 61, 62, or 63, the catch-up contribution limit is the greater of (i) $10,000 or (ii) 150% of the regular catch-up contribution.
Effective January 1, 2025, the Plan’s maximum cash-out provision amount was increased from $5,000 to $7,000.
Effective January 1, 2025, for each plan year beginning on or after January 1, 2025, the plan administrator will provide notice to any participant whose deferral rate is less than 3% of their eligible compensation. If they do not make an affirmative election within the time frame permitted in the notice, the participant will be automatically enrolled in the plan on a pre-tax basis and deemed to have elected their deferral rate be set at 3% of eligible compensation.
Effective February 10, 2025, employees of Ametros Financial Corporation (Ametros), which was acquired by the Bank on January 24, 2024, are eligible to participate in the Plan. Individuals who had an account balance under the Ametros 401(k) Plan as of the plan merger effective date, and whose account balance had transferred to the Plan, became fully vested in their transferred account balance, except for their employer matching contributions account. Former Ametros employees will become 20% vested in their transferred employer matching contributions account after one year of vesting service and 100% vested after two or more years of vesting service. Any of such individuals who had attained aged 59-1/2 may also withdraw all or a portion of their vested account balance that was transferred to the Plan.
Effective February 10, 2025 with respect to an employee of Ametros who (i) was hired during the two month period immediately before the plan merger effective date; (ii) was not automatically enrolled in the Ametros 401(k) Plan; and (iii) did not make an affirmative election with respect to deferral contributions in the Ametros 401(k) Plan, the Plan’s automatic enrollment provisions will be applied as if the employee became eligible to make deferral contributions under this Plan on the first day on which the employee became a common law employee of Ametros.
Effective February 11, 2025, qualified birth or adoption distributions may be made from the Plan to participating employees in an amount up to $5,000 per child. The distribution must be made within one year of the birth of the child or the finalization of the adoption. The individual may repay a qualified birth or adoption distribution within three years of the distribution date.
Effective February 11, 2025, all active plan participants may withdraw any portion of their transferred deferral contributions account balance if such a distribution would meet the requirements to be a Qualified Reservist Distribution, as defined in the plan document.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The plan administrator determines the Plan’s valuation policies using information provided by the investment advisor and custodian. Refer to Note 3: Fair Value Measurements for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Contributions
Participant contributions and employer contributions are recorded in the year in which participant compensation is earned.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded for the years ended December 31, 2024, and 2023.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
The Plan’s expenses are paid by either the Plan or the Bank, as provided by the plan document. Expenses that are paid directly by the Bank are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying Statements of Changes in Net Assets Available for Benefits. In addition, certain investment related expenses are included in net appreciation in fair value of investments.
3. Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC Topic 820, Fair Value Measurement, are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement. This includes certain pricing models and other similar techniques that require significant management judgment or estimation.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodologies used at December 31, 2024, and 2023.
Registered Investment Companies: Registered investment companies are valued at the daily closing price as reported by the fund. Registered investment companies held by the Plan are quoted in an active market (Level 1).
Webster Financial Corporation Common Stock: Webster Financial Corporation common stock is valued at the closing price reported on the New York Stock Exchange (Level 1).
Interest-Bearing Cash: Interest-bearing cash is recorded at cost plus accrued interest (Level 1).
Common Collective Trusts: Common collective trusts are valued based on the net asset value as reported by the trustee of each fund. The underlying holdings of the funds may vary, but primarily comprise domestic and/or international equity securities, fixed-income debt securities, money market funds, and mutual funds, which are valued using quoted market prices in active markets or observable inputs for similar assets (Level 2).
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Mutual funds	$160,328,568	$—	$—	$160,328,568
Money market funds	37,727,160	—	—	37,727,160
Webster Financial Corporation common stock	85,576,606	—	—	85,576,606
Interest-bearing cash	6	—	—	6
Common collective trusts	—	831,533,005	—	831,533,005
Total investments, at fair value	$283,632,340	$831,533,005	$—	$1,115,165,345

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Registered investment companies:
Mutual funds	$104,004,951	$—	$—	$104,004,951
Money market funds	29,350,730	—	—	29,350,730
Webster Financial Corporation common stock	88,993,210	—	—	88,993,210
Interest-bearing cash	1,015	—	—	1,015
Common collective trusts	—	495,259,448	—	495,259,448
Total investments, at fair value	$222,349,906	$495,259,448	$—	$717,609,354
4. Related Party and Party-in-Interest Transactions
Certain Plan investments are managed by Fidelity Investments, the trustee and recordkeeper for the Plan. These transactions qualify as party-in-interest transactions under ERISA.
Fidelity Investments provides certain administrative services to the Plan pursuant to a master services agreement between the Bank and Fidelity Investments. Fidelity Investments receives revenue from mutual fund service providers for services that Fidelity Investments provides to the funds. This revenue is used to offset certain amounts owed to Fidelity Investments for its administrative services to the Plan.
If the revenue received by Fidelity Investments from such mutual fund service providers exceeds the amount owed under the master services agreement, the amount equal to such excess revenue is allocated to eligible participant accounts and applied to pay Plan administrative expenses. Net fees paid directly by the Plan to Fidelity Investments for administrative expenses totaled $211,685 and $51,993 for the years ended December 31, 2024, and 2023, respectively.
The Plan invests in Webster Financial Corporation common stock. At December 31, 2024, and 2023, the Plan held 1,549,618 shares and 1,753,109 shares of Webster Financial Corporation common stock, respectively, valued at 85,576,606 and $88,993,210, respectively. For the years ended December 31, 2024, and 2023, the Plan recorded dividends from Webster Financial Corporation common stock totaling $2,598,379 and $1,048,532, respectively.
5. Plan Termination
Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their employer contributions and have a non-forfeitable interest in their account balances. After providing for the expenses of the Plan, any remaining assets would then be allocated by the Office of the Chairman, which is appointed by the Bank’s Board of Directors.
6. Tax Status
The Plan has received a favorable tax determination letter from the IRS dated January 9, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Both the plan administrator and the Plan’s counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Code so that the Plan is qualified and the related trust is tax-exempt. Although the Bank is not currently aware of any source of action or series of events that have occurred that would adversely affect the qualified status of the Plan, management has indicated that it would take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code in the event a non-compliance matter is identified.

WEBSTER BANK RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, and 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Risks and Uncertainties
The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
8. Subsequent Events
The plan administrator has evaluated subsequent events from the date of these financial statements and supplemental schedule, through the date of issuance of this report, and determined that, other than the Ametros Plan Merger and plan amendments discussed above in Note 1: Description of the Plan, no significant events were identified requiring recognition or disclosure.

WEBSTER BANK RETIREMENT SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2024

Plan Sponsor:    Webster Bank, National Association
Employer Identification Number:    06-0273620
Plan Number:    003

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
	Registered investment companies:
	Principal Real Estate Securities Fund Class R6	51,866	shares	**	1,457,959
	The Hartford World Bond Fund Class R6	248,119	shares	**	2,493,593
	DFA U.S. Targeted Value Portfolio Institutional Class	273,456	shares	**	9,398,682
	Dodge & Cox Stock Fund Class X	229,519	shares	**	59,030,085
	Dodge & Cox International Stock Fund Class X	232,127	shares	**	11,583,135
	Vanguard Total Bond Market Index Fund Institutional Shares	1,328,537	shares	**	12,594,527
	MFS Mid Cap Value Fund Class R6	340,376	shares	**	10,820,541
	Invesco Discovery Fund Class R6	217,162	shares	**	27,275,528
*	Fidelity Investments Money Market Treasury Only Institutional Class	37,727,160	shares	**	37,727,160
*	Fidelity Diversified International K6 Fund	1,813,172	shares	**	25,674,518
	Total registered investment companies				198,055,728
	Common stock:
*	Webster Financial Corporation	1,549,618	shares	**	85,576,606
	Interest-bearing cash:
*	Fidelity BrokerageLink			**	6
	Common collective trusts:
	Eagle Mid Cap Growth CIT Founders Class	429,630	shares	**	7,587,269
	JPMCB Core Plus Bond CF Class	2,709,889	units	**	30,946,932
	Vanguard Target Retirement Income Trust II	589,681	units	**	26,541,530
	Vanguard Target Retirement 2020 Trust II	332,262	units	**	15,583,069
	Vanguard Target Retirement 2025 Trust II	985,990	units	**	48,737,506
	Vanguard Target Retirement 2030 Trust II	1,412,413	units	**	72,146,042
	Vanguard Target Retirement 2035 Trust II	1,161,267	units	**	62,696,801
	Vanguard Target Retirement 2040 Trust II	807,949	units	**	46,747,915
	Vanguard Target Retirement 2045 Trust II	659,235	units	**	39,824,386
	Vanguard Target Retirement 2050 Trust II	696,355	units	**	42,909,371
	Vanguard Target Retirement 2055 Trust II	257,538	units	**	21,252,001
	Vanguard Target Retirement 2060 Trust II	169,234	units	**	11,020,521
	Vanguard Target Retirement 2065 Trust II	76,374	units	**	3,062,612
	Vanguard Target Retirement 2070 Trust II	15,392	units	**	376,479
*	Fidelity Managed Income Portfolio II Class 2	50,655,432	units	**	47,748,885
*	Fidelity Growth Company Commingled Pool Class A	2,528,522	units	**	178,867,647
	Spartan 500 Index Pool Class C	444,813	units	**	122,595,012
	Spartan Extended Market Index Pool Class C	85,372	units	**	14,584,064
	Spartan International Index Pool Class C	41,892	units	**	5,656,718
*	Fidelity Mid-Cap Stock Commingled Pool Class Z	1,317,524	units	**	32,648,245
	Total common collective trusts				831,533,005
	Notes receivable from participants:
*	Notes receivable from participants	Varying maturity dates with interest rates ranging from 3.25% to 9.50%		**	10,060,666
	Total investments and notes receivable from participants				$1,125,226,011
*Party-in-interest, as defined by ERISA.
**All investments are participant-directed. Therefore, disclosure of cost information is not required.
See Report of Independent Registered Public Accounting Firm

Exhibit Index

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEBSTER BANK
RETIREMENT SAVINGS PLAN

Date:	June 26, 2025	/s/ Albert J. Wang
Albert J. Wang
Executive Vice President and Chief Accounting Officer

Date:	June 26, 2025	/s/ Javier L. Evans
Javier L. Evans
Chief Human Resources Officer and Plan Administrator